Prepared October 31, 2021

Form C
Offering Statement

BoxxWave, LLC
500 Units of Future Equity Membership ("Units")
$500 per Unit
Minimum offering amount: $125,000
Maximum offering amount: $250,000

10135 Spirit Knoll Lane,
Cincinnati, OH 45252
www. boxxwave. com

Summary of the Offering

Type of Security offered	SAFE Notes
Class of Security	Class C Membership Unit
Price Per Unit	$500 per Unit
Minimum Investment Amount	$500 (or 1 Unit)
Campaign Close Date	05/31/2022 at 11:59 PM EST
Minimum target goal	250 Units valued at $125,000
Oversubscription Limit	500 Units valued at $250,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in BoxxWave, LLC

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by BoxxWave, LLC (for the purposes of this Disclaimer, referred to herein as "BoxxWave" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of BoxxWave. The following attachments should

also be considered (if applicable) when contemplating investment with BoxxWave: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement" and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact BoxxWave.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any BoxxWave, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in BoxxWave should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: BoxxWave, LLC
Address: 10135 Spirit Knoll Lane, Cincinnati, OH 45252
State of Incorporation: Ohio
Date of Incorporation: December 15th, 2020

Certifications of Regulation Crowdfunding

BoxxWave, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Ohio.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Othello Byndon is a musician and visionary solving real world problems. He has created a sustainable business model for the music industry to thrive in the future. Othello has background in artist management and development. He has assembled a qualified, and diverse, team comprised of technical and legal Blockchain experts; legal and marketing music industry experts and professionals who are the top of their chosen field.

John Bentley II is a serial entrepreneur and experienced technologist who has spent most of his life committed to building software products and the organizations that build those products. John actively works as a CTO in startups as well as an advisor, mentor, and coach. He also writes and speaks about

startups and building software products and organizations on a regular basis. John is currently focused on Software as a Service and Blockchain systems.

Amina Adesiji is a creative consultant and innovative strategist leading the way in media production. Amina is a versatile and driven University of Cincinnati graduate who has worked with a variety of companies to elevate their brand and bring creative visions to life. She specializes in video production, UX/UI design, and animation, and is working to create the best user experience for all.

Total Employees: 3

Capitalization and Ownership

The Ownership of the company is as follows based on the operating agreement dated 8/24/2021.

CAPITALIZATION TABLE

	Class A Units	Class B Units	Class C Units	Total Units	Voting Unit Percentage	Total Percentage
Othello Thomas Byndon	510,000	-	10	510,010	51.00%	51.00%
Jonathan Bentley	-	10,000			1.00%	1.00%
Aminata Clare Adeseji	-	20,000	-	300,000	2.00%	2.00%
Remainder for future partners and funding negotiation	460,000	-	-	-	46%	46.00%
Total:	510,000	30,000	10	1,000,010	100.00%	100.00%

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

The BoxxWave, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

BoxxWave is a young company with no revenue.

BoxxWave has had no revenue to date and therefore is reliant on the success of this funding campaign to remain operational. Until the growth of our revenue, which cannot be guaranteed, BoxxWave must raise funds or risk having to cease operations. This will cause you to lose out on your investment.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future membership may be senior to your future equity Interests.

If the Company issues new membership units, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that BoxxWave will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Competitive Response.

There are a number of large competitors in this market (Sony, Apple, Google) that do not offer what BoxxWave currently offers. There is the potential that our competitors respond to our offering by building similar products.

Risks Related to this Offering

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Units, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

Buy-out Rights

BoxxWave, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Risks Related to SAFE Notes

A SAFE is an agreement between you, the investor, and the company in which the company generally promises to give you a future equity stake in the company if certain trigger events occur. Not all SAFEs are the same and the very important terms governing when you may get the future equity may vary across the SAFEs being offered in different crowdfunding offerings. Despite its name, a SAFE may not be "simple" or "safe."

What is important to keep in mind about SAFEs?

It is important to understand the terms of any SAFE in which you are investing through a crowdfunding offering. Here are some things to keep in mind:

- The most important thing to realize about SAFEs is that you are not getting an equity stake in return. SAFEs are not common stock. Common stock represents an ownership stake in a company and entitles you to certain rights under state corporate law and federal securities law. A SAFE, on the other hand, is an agreement to provide you a future equity stake based on the amount you invested if—and only if—a triggering event occurs. SAFEs do not represent a current equity stake in the company in which you are investing. Instead, the terms of the SAFE have to be met in order for you to receive your equity stake.
- SAFEs may only convert to equity if certain triggering events occur. Because SAFEs convert to actual equity in the future based on some future event, it is important to understand what exactly triggers the conversion of the SAFE.
- Depending on its terms, a SAFE may not be triggered. Despite the identified triggers for conversion of the SAFE, there may be scenarios in which the triggers are not activated and the SAFE is not converted, leaving you with nothing.

Keep in mind other possible provisions of the SAFE. In addition to the trigger mechanism, there are also other components of SAFEs that you should understand.   Some things to better understand include the following:
- Conversion terms. These are the specific terms by which the amount you invested in the SAFE gets converted into equity. Is it just your original investment or does the SAFE provide for an amount that offers value over time similar to interest on a loan? How does the valuation of the company at the future financing play into how many shares you will get upon conversion of your SAFE?
- Repurchase rights. Is there a provision in the SAFE that allows the company to repurchase your future right to equity instead of it being converted to equity? Do you have any say into whether your right is repurchased and at what price?
- Dissolution rights. What happens to your SAFE and the money you invested if the company ends up dissolving?
- Voting rights. SAFEs do not represent current equity stakes in the company so do not have voting rights similar to common stock.   But are there particular circumstances mentioned in the SAFE that allow you a voice on matters pertaining to your SAFE?

There is nothing standard or simple about a SAFE. Various terms from the triggering events to the conversion price are subject to different treatment by different companies offering SAFEs. It is important to read and understand the company's disclosure regarding the SAFE it is offering as well as the terms set forth in the actual agreement.

The Offering

Purpose

BoxxWave will utilize the funds from this raise to develop a viable user experience in order to support our MVP and initial launch. Additionally, we will use these funds to build out our marketing and legal teams in order to foster more growth.

	Minimum Raise	Maximum Raise	% of Max
Target Funds to Raise	$125,000	$250,000	
Wunderfund Portal Fee	$11,250	$21,563	
Funds to Allocate	$113,750	$228,438	100.0%
Salary	$12,285	$24,671	10.8%
Project Manager	$10,920	$21,930	9.6%
Rent	$1,365	$2,741	1.2%
Supplies	$3,981	$7,995	3.5%
Marketing	$18,200	$36,550	16.0%
Travel & Entertainment	$1,706	$3,427	1.5%
Utilities	$683	$1,371	0.6%
Insurance	$1,138	$2,284	1.0%
Consulting Services	$1,138	$2,284	1.0%
Legal	$3,697	$7,424	3.3%
Platform Development	$34,125	$68,531	30.0%
Storage & backup	$2,116	$4,249	1.9%
Security	$319	$640	0.3%
Licensing	$5,512	$11,069	4.9%
Working Capital	$16,567	$33,271	14.6%

Competition

There are a number of larger businesses (Apple, Sony, Google) that operate in this space. However, they do not offer direct competition to products of services that BoxxWave intends to provide. There are a few small direct competitors as well.

Use of Proceeds

A Use of Proceeds table is attached to this Offering Statement.

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund.co portal and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.
If BoxxWave, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to BoxxWave, LLC At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by BoxxWave, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If BoxxWave, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest

investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value BoxxWave, LLC decides is a fair market value for their company.

Details on Security Being Offered

Class C Membership Units

The securities offered are for **Class C Membership Units** in BoxxWave. Each Unit is priced at $500 per Unit with a minimum of **1 Unit** required for purchase. The company is raising up to $**250,000** pursuant to the Reg CF offering, with a minimum target of **$25,000**

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering are 'Profit Only' will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of BoxxWave, LLC or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of BoxxWave, LLC's assets, or a merger of BoxxWave, LLC in another corporation or entity, or transactions with related parties. Those actions are largely within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

None.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

BoxxWave, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by BoxxWave, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by BoxxWave, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

BoxxWave, LLC Financial Information

Financial Statements

Please refer to the BoxxWave, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

BoxxWave has no operating history to report revenues or profits/losses.

Indebtedness

None.

Liquidity, Capital Resources, and Financial Condition

Financial condition is dependent upon the raise.

Material Capital Expenditures

Within the last fiscal year, BoxxWave had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the BoxxWave, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for BoxxWave. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, BoxxWave, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, BoxxWave, LLC will pay Wunderfund a portion to be paid in cash based on 7% to 9% of the amount of total money raised pursuant to this offering.

Promoter Information

BoxxWave does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to BoxxWave, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising

out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the BoxxWave, LLC's website **www. BoxxWave . com**.

Additionally, BoxxWave, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the BoxxWave, LLC's website, **www. BoxxWave . com**.

BoxxWave, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. BoxxWave, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. BoxxWave, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding
3. BoxxWave, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. BoxxWave, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of BoxxWave, LLC to be diluted due to BoxxWave, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering

will own will decrease, even though the value of BoxxWave, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of BoxxWave, LLC

Such increases in number of Units of BoxxWave, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of BoxxWave, LLC If BoxxWave, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, BoxxWave, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of BoxxWave, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that BoxxWave, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by BoxxWave, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if BoxxWave, LLC is unable to repay such indebtedness.